HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

BY AIRMAIL

Date: 10 October 2005

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED - ISIN US 41068T2087

Attached please find the following documents of Hanny Holdings Limited for filing under the ISIN US 41068T2087:-

(1) Announcement in respect of unusual share price and trading volume movements; and
(2) Announcement in respect of results of special general meeting.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

P.P. Florence Kam
Company Secretary

Encl.

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

UNUSUAL SHARE PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made in connection with the increases in the price and the trading volume of the shares of the Company today and wish to state that the Directors are not aware of any reasons for such increases.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Directors (the "Directors") of Hanny Holdings Limited (the "Company") have noted the increases today in the price and trading volume of the shares of the Company and wish to state that the Directors are not aware of any reasons for such increases.

The Company has been approached by different independent third parties who have expressed interests in acquiring certain interests in the trading business of the Company. Up to the date of this announcement, discussions between the parties are still ongoing and the parties have not entered into any contracts or agreed any terms for such transactions. **As such transactions may or may not proceed, investors should exercise caution when dealing in the shares of the Company.**

Save as disclosed above and in the Circular of the Company dated 14 September 2005 regarding discloseable and connected transaction for the disposal of 15.3% interests in China Strategic Holdings Limited and possible voluntary offer for all the shares in Group Dragon Investments Limited and possible very substantial acquisition and connected transaction regarding acquisition of interests in Group Dragon Investments Limited, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

As at the date of this announcement, the Board comprises of:–

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By Order of the Board
Hanny Holdings Limited
Lui Siu Tsuen, Richard
Deputy Managing Director

Hong Kong, 4 October 2005

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

RESULTS OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that the ordinary resolution approving (i) the making of the GDI Offer (including the allotment and issue of the new Shares under Option 1, and the issue of the Hanny Bonds and the allotment and issue of the Conversion Shares under Option 2); and (ii) the Share Sale Agreement and the transactions contemplated thereunder was duly passed at the SGM held on 7 October 2005.

Reference is made to the joint announcements dated 19 April 2005, 10 May 2005 and 28 July 2005 issued by the Company, China Strategic Holdings Limited, Well Orient Limited, Nation Field Limited and Group Dragon Investments Limited, the announcements dated 2 September 2005 and 13 September 2005 issued by the Company, and the circular dated 14 September 2005 issued by the Company (the "Circular"). Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that the ordinary resolution approving (i) the making of the GDI Offer (including the allotment and issue of the new Shares under Option 1, and the issue of the Hanny Bonds and the allotment and issue of the Conversion Shares under Option 2); and (ii) the Share Sale Agreement and the transactions contemplated thereunder (the "Resolution") was duly passed at the SGM held on 7 October 2005.

As at the date of the SGM, the total number of Shares in issue was 223,628,412 while, based on the Company's records, the total number of Shares held by ITC, its associates including Paul Y, parties acting in concert with any of them as well as any parties who have material interests in the making of the GDI Offer and the Share Sale Agreement (collectively referred to as the "Interested Shareholders") was 45,798,813, representing approximately 20.48% of the issued share capital of the Company. As stated in the Circular, the Interested Shareholders would abstain from voting on the Resolution at the SGM. Accordingly, a total of 177,829,599 Shares, representing approximately 79.52% of the issued share capital of the Company, were held by the Independent Shareholders who were entitled to attend and vote at the SGM to approve the Resolution, and there were no Shareholders who were entitled to attend and vote only against the Resolution at the SGM. The Board confirms that the Interested Shareholders have abstained from voting at the SGM.

Set out below are the results of voting taken on a poll at the SGM:

	Number of Shares (%)	
	For	Against
Ordinary Resolution	59,905,611 (100%)	Zero (0%)

Accordingly, the Resolution was duly passed by way of poll at the SGM.

Secretaries Limited (the branch share registrar of the Company in Hong Kong) was appointed to act as the scrutineer for the vote-taking at the SGM.

As at the date hereof, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 7 October 2005

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.